09042027

SECURI ... SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65834

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/08 (MM/DD/YY) AND ENDING 06/30/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenai Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 I-40 West, Suite 245
(No. and Street)

Amarillo (City) TX (State) 79106 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger W. Remling 806.359.3100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Doshier, Pickens + Francis, LLC
(Name – *if individual, state last, first, middle name*)

301 South Polk Street, Suite 800 (Address) Amarillo (City) TX (State) 79101 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 07 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roger W. Remling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kenai Investments, Inc., as of June 30, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SHANNA B. MATHESON
Notary Public, State of Texas
My Commission Expires
September 30, 2011

Signature

President
Title

Shanna B. Matheson
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments
Amarillo, Texas

In planning and performing our audit of the financial statements of Kenai Investments, Inc. as of and for the year ended June 30, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered Kenai Investments' internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. In addition, because of inherent limitations in internal control, including the possibility of management override of controls, misstatements due to error or fraud may occur and not be detected by such controls.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We did not identify any deficiencies in internal control that we consider to be significant deficiencies.

This communication is intended solely for the information and use of management, the SEC and FINRA, and is not intended to be and should not be used by anyone other than these specified parties.

Doshier, Pickens & Francis, L.L.C.

Doshier, Pickens & Francis, LLC

July 28, 2009

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2009 and 2008

KENAI INVESTMENTS, INC.

Financial Statements

For Years Ended June 30, 2009 and 2008

TABLE OF CONTENTS

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheets of Kenai Investments, Inc. as of June 30, 2009 and 2008, and the related statements of income, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenai Investments, Inc. at June 30, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Doshier, Pickens & Francis, L.L.C.

Doshier, Pickens & Francis, LLC
July 28, 2009

KENAI INVESTMENTS, INC.
BALANCE SHEETS
June 30, 2009 and 2008

	2009	2008
ASSETS		
CURRENT ASSETS		
Cash	$ 10,470	$ 4,309
Clearing deposit	10,000	10,000
Marketable securities	5,786	12,264
Total Current Assets	26,256	26,573
OTHER ASSETS		
Other (net of accumulated depreciation and amortization of $4,882 and $4,832, respectively)	-	50
Deposits	1,609	1,109
Deferred income tax benefit	4,662	5,495
Total Other Assets	6,271	6,654
Total Assets	$ 32,527	$ 33,227
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable	$ 1,613	$ 10,797
Income taxes payable	698	-
Total Liabilities	2,311	10,797
STOCKHOLDER'S EQUITY		
Common stock, $.003 par value, 10,000,000 shares authorized, 10,000,000 shares issued and outstanding	30,000	30,000
Retained earnings (deficit)	14,945	(2,863)
Accumulated other comprehensive income:		
Unrealized gains (losses) on securities, net of income tax	(14,729)	(4,707)
Total Stockholder's Equity	30,216	22,430
Total Liabilities and Stockholder's Equity	$ 32,527	$ 33,227

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF INCOME
For Years Ended June 30, 2009 and 2008

	2009	2008
REVENUE		
Brokerage and other fees	$ 82,375	$ 113,063
Realized gain	-	1,973
Interest income	55	35
Other income	4,750	37,213
Total Revenue	87,180	152,284
GENERAL AND ADMINISTRATIVE EXPENSES	67,837	167,235
Total Expenses	67,837	167,235
Income (Loss) Before Provision for Income Taxes	19,343	(14,951)
PROVISION (BENEFIT) FOR INCOME TAXES	1,535	(3,811)
NET INCOME (LOSS)	17,808	(11,140)
OTHER COMPREHENSIVE INCOME		
Unrealized gains (losses) on securities	(10,022)	(6,769)
Total Other Comprehensive Income	(10,022)	(6,769)
COMPREHENSIVE INCOME (LOSS)	$ 7,786	$ (17,909)

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF STOCKHOLDER'S EQUITY
For Years Ended June 30, 2009 and 2008

	Common Stock		Retained	Accumulated Other Comprehensive	
	Shares	Amount	Earnings	Income	Total
Balance at June 30, 2007	10,000,000	$ 30,000	$ 8,277	$ 2,062	$ 40,339
Net Income (Loss)	-	-	(11,140)	(6,769)	(17,909)
Balance at June 30, 2008	10,000,000	30,000	(2,863)	(4,707)	22,430
Net Income (Loss)	-	-	17,808	(10,022)	7,786
Balance at June 30, 2009 (Deficit)	10,000,000	$ 30,000	$ 14,945	$ (14,729)	$ 30,216

The accompanying notes are an integral part of these financial statements.

KENAI INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For Years Ended June 30, 2009 and 2008

		2009		2008
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income (loss)	$	17,808	$	(11,140)
Adjustment to reconcile net income (loss) to net cash used by operating activities:				
Amortization expense		50		385
Realized (gain) on marketable securities		-		(1,973)
Deferred income tax benefit		833		(3,811)
Increase (decrease) in accounts payable		(9,184)		7,397
Increase (decrease) in income taxes payable		698		(1,110)
Cash Provided (Used) by Operating Activities		10,205		(10,252)
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of marketable securities		(3,544)		(16,971)
Proceeds from sale of marketable securities		-		8,393
(Increase) decrease in deposits		(500)		500
Cash (Used) by Investing Activities		(4,044)		(8,078)
NET INCREASE (DECREASE) IN CASH		6,161		(18,330)
CASH BALANCE AT BEGINNING OF YEAR		4,309		22,639
CASH BALANCE AT END OF YEAR	$	10,470	$	4,309

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

		2009		2008
CASH PAID DURING THE YEAR FOR FOR:				
Interest	$	234	$	485
Income taxes		-		1,110

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Kenai Investments, Inc. was incorporated on February 3, 2003. The Company primarily provides broker-dealer services in connection with securities transactions. The Company's application for license and membership with the National Association of Securities Dealers, Inc. was approved on June 6, 2003. The Company has not held securities or maintained accounts for customers and has not incurred any liabilities subordinated to the claims of general creditors during the year ended June 30, 2009.

The financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required under Rule 17a-5 of the Act, since no such liabilities existed during the years ended June 30, 2009 and 2008.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statements of Cash Flows, the Company considers deposits in banks and money market accounts as cash and cash equivalents.

Equipment

The Company records equipment at cost. Improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts and any gain or loss is included in operations.

Depreciation expense is computed using the declining balance method over the estimated useful lives of the assets which are as follows:

Furniture and equipment	3 years

Amortization Expense

The Company amortizes organization start-up costs using the straight-line method over five years.

Advertising Costs

Advertising costs are expensed when incurred. Advertising expense for the years ended June 30, 2009 and 2008 was $1,938 and $4,794, respectively.

Continued

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – Continuation

Income Taxes

Income tax provisions are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due adjusted for transactions representing a permanent difference between pre-tax financial reporting income and taxable income, and deferred taxes. Deferred tax liabilities and assets are determined based on the difference between the financial accounting and tax basis of assets and liabilities for financial statement and income tax purposes.

NOTE 2 – MARKETABLE SECURITIES

The Company's marketable securities are recorded at fair value in the consolidated balance sheet. The fair value of the marketable securities is based on the quoted market price. A comparison of the carrying value of the financial instrument is as follows:

June 30, 2009	Carrying Value	Fair Value
Manitowoc Company Inc. (1,100 shares)	$ 20,515	$ 5,786

June 30, 2008	Carrying Value	Fair Value
Manitowoc Company Inc. (377 shares)	$ 16,971	$ 12,264

NOTE 3 – EQUIPMENT

	2009	2008
Furniture and fixtures	$ 1,582	$ 1,582
Less accumulated depreciation	(1,582)	(1,582)
	$ -	$ -

NOTE 4 – NET CAPITAL

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2009, the Company had net capital of $23,077 and a minimum net capital requirement of $5,000.

NOTE 5 – LEASES

In August 2005, the Company entered into a related party lease agreement for office equipment which is renewable on an annual basis at $1,000 per month.

In March 2007, the Company entered into a lease agreement for office space. The monthly payments are $1,609 and the lease expires in March 2010.

Total rental expense for the years ended June 30, 2009 and 2008 was $31,985 and $25,764, respectively.

The future minimum lease payments for cancelable operating leases, which have a remaining term at June 30, 2009, are as follows:

Year ended June 30, 2010	$ 12,870
	$ 12,870

NOTE 6 – INCOME TAXES

The provision for federal income taxes for the years ended June 30, is as follows:

	2009	2008
Current	$ 702	$ -
Deferred	833	(3,815)
Provision (Benefit) for Income Tax	$ 1,535	$ (3,815)

The difference between the effective rate and the statutory rate (15%) can be attributed to the following:

	2009	2008
Federal tax at statutory rates	$ 1,398	$ (3,258)
Non-deductible expenses and adjustments	137	(557)
	$ 1,535	$ (3,815)

Continued

NOTE 6 – INCOME TAXES – Continuation

Deferred income tax expense results from temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes. The source of these differences and the tax effect of each are as follows:

	2009	2008
Tax Benefit:		
Contribution deduction carryover	$ -	$ 15
Unrealized losses	2,116	613
Capital loss carryforward	2,546	2,546
Net operating loss carryforward	-	2,321
Total Net Deferred Income Tax Benefit	$ 4,662	$ 5,495

SUPPLEMENTARY INFORMATION

DOSHIER, PICKENS & FRANCIS, LLC
CERTIFIED PUBLIC ACCOUNTANTS
301 S. Polk, Suite 800
Amarillo, TX 79105-5938
Fax: 806.376.8126
P.O. Box 9938
806.373.3011
www.dpfcpa.com

Kenai Investments, Inc.
Amarillo, Texas

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Our report on our audits of the basic financial statements of Kenai Investments, Inc. for the years ended June 30, 2009 and 2008 appears on page 1. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying financial information is presented for additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Doshier, Pickens & Francis, L.L.C.

Doshier, Pickens & Francis, LLC
July 28, 2009

KENAI INVESTMENTS, INC.
SUPPLEMENTARY SCHEDULE OF COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2009 and 2008

Schedule 1

	2009	2008
Stockholder's equity from balance sheet	$ 30,216	$ 22,430
Less non-allowable assets from balance sheet	(6,271)	(6,654)
Less haircuts on securities computed pursuant to Rule 15c3-1	(868)	(1,840)
Net capital	23,077	13,936
Less minimum net capital requirements	(5,000)	(5,000)
Net Capital in Excess of Requirement	$ 18,077	$ 8,936

KENAI INVESTMENTS, INC.
DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO
RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
June 30, 2009 and 2008

Schedule 2

Kenai Investments, Inc. carries no margin or customer accounts and has not had any activities as a broker and dealer during the periods covered by the accompanying financial statements. Accordingly, the computation of special reserve requirements and information for possession or control requirements under Exhibit a of Rule 15c3-3 is not applicable.

KENAI INVESTMENTS, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 WITH COMPANY'S COMPUTATION
June 30, 2009 and 2008

Schedule 3

	2009	2008
Balance per Company's computation	$ 23,776	$ 14,901
Effect of adjustment for income tax provision to Company's accounts	(699)	(965)
Balance per Schedule 1	$ 23,077	$ 13,936